SCHEDULE 13G

Amendment No. 1
New Line Cinema Corporation
common stock
Cusip # 646465104
Filing Fee: No


Cusip # 646465104
Item 1:   Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:   Commonwealth of Massachusetts
Item 5:   125,759
Item 6:   None
Item 7:   1,118,436
Item 8:   None
Item 9:   1,118,436
Item 11:  6.97%
Item 12:  HC




Cusip # 646465104
Item 1:   Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:   United States of America
Item 5:   None
Item 6:   None
Item 7:   1,118,436
Item 8:   None
Item 9:   1,118,436
Item 11:  6.97%
Item 12:  IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).    Name of Issuer:

         New Line Cinema Corporation

Item 1(b).    Name of Issuer's Principal Executive Offices:

         888 Seventh Avenue
         New York, NY  10106

Item 2(a).    Name of Person Filing:

         FMR Corp.

Item 2(b).    Address or Principal Business Office or, if None, Residence:

         82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).    Citizenship:

         Not applicable

Item 2(d).    Title of Class of Securities:

         Common Stock

Item 2(e).    CUSIP Number:

         646465104

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.  Ownership

         (a)  Amount Beneficially Owned:    1,118,436

         (b)  Percent of Class:   6.97%

         (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:   125,759

              (ii)  shared power to vote or to direct the vote: None

              (iii) sole power to dispose or to direct the disposition of:
    1,118,436

              (iv) shared power to dispose or to direct the disposition of: None




Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of New Line Cinema
Corporation.  The interest of one person, Fidelity
Retirement Growth Fund, an investment company registered under the Investment Company Act of 1940, in the common stock of New Line Cinema Corporation, amounted to 938,877 shares or 5.85% of the total outstanding common stock at December 31, 1993. The number of shares of common stock of New Line Cinema Corporation owned by Fidelity Retirement
Growth Fund at December 31, 1993 included 177,777 shares of common stock resulting from the assumed conversion of $3,000,000 principal amount of 6.5% Convertible Subordinated
Debentures (59.25926 shares of common stock for each $1,000 principal amount of debenture).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         See attached Exhibit(s) A and B.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable, see attached Exhibit A.

Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    February 11, 1994
Date



    /S/Arthur S. Loring
Signature



    Arthur S. Loring, Vice President

Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

    Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 990,377 shares or 6.18% of the common stock outstanding of New Line Cinema Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. The number of shares of common stock of New Line Cinema Corporation owned by the investment companies at December 31, 1993 included 177,777 shares of common stock resulting from the assumed conversion of $3,000,000 principal amount of 6.5% Convertible Subordinated Debentures (59.25926 shares of common stock for each $1,000 principal amount of debenture).

    The ownership of one investment company, Fidelity Retirement Growth Fund, amounted to 938,877 shares or 5.85% of the common stock outstanding. Fidelity Retirement Growth Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. The number of shares of common stock of New Line Cinema Corporation owned by Fidelity Retirement Growth Fund at December 31, 1993 included 177,777 shares of common stock resulting from the assumed conversion of $3,000,000 principal amount of 6.5% Convertible Subordinated Debentures (59.25926 shares of common stock for each $1,000 principal amount of debenture).

    Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 990,377 shares owned by the Funds.

    Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Boards of Trustees.

    Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 128,059 shares or 0.80% of the common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of common stock of New Line Cinema Corporation owned by the institutional account(s) at December 31, 1993 included 59,259 shares of common stock resulting from the assumed conversion of $1,000,000 principal amount of 6.5% EuroConvertible Debentures (59.259 shares of common stock for each $1,000 principal amount of debenture).
    FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 128,059 Shares and sole power to vote or to direct the voting of 125,759 shares, and no power to vote or to direct the voting of 2,300 Shares of common stock owned by the institutional account(s) as reported above.

    Edward C. Johnson 3d owns 34.0% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(e)  AGREEMENT

    The undersigned persons, on February 11, 1994, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of New Line Cinema
Corporation at December 31, 1993.

    FMR Corp.
    By   /S/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
         Edward C. Johnson 3d
    By   /S/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney
dated 5/17/89
On File with Schedule 13G
for
Airborne Freight Corp.
9/10/91
    Fidelity Management & Research Company
    By   /S/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General
Counsel
    Fidelity Retirement Growth Fund
    By   /S/Arthur S. Loring
Arthur S. Loring
Secretary